VOYANT INTERNATIONAL CORPORATION

444 Castro Street, Suite 318

Mountain View, CA 94041

September 16, 2009

FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Voyant International Corporation

Request to Withdraw Registration Statement on Form S-1

File No. 333-160725

Ladies and Gentlemen:

 Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), Voyant International Corporation (the “Company”) hereby requests that the Commission consent to the withdrawal of the Company’s registration statement on Form S-1, filed on July 22, 2009 (File No. 333-160-725), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). No securities were sold under the Registration Statement.

No securities were sold in connection with the Registration Statement. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours, VOYANT INTERNATIONAL CORPORATION
By:
David R. Wells
Chief Financial Officer